Exhibit 99.1
News release via Canada NewsWire, Halifax 902-422-1411

    Attention Business/Financial Editors:
    CHC announces second quarter results

    VANCOUVER, Dec. 13 /CNW/ - CHC Helicopter Corporation (the "Company")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) today announced unaudited financial results for the three and six months ended October 31, 2005.

    <<
                            Financial Highlights
         (in millions of Canadian dollars, except per share amounts)

                                   Three Months Ended     Six Months Ended
    -------------------------------------------------------------------------
                                   October    October    October    October
                                   31, 2005   31, 2004   31, 2005   31, 2004
    -------------------------------------------------------------------------
    Revenue(1)                     $  252.1   $  239.5   $  496.5   $  478.3
    Operating income                   53.6       32.1       87.0       68.9
    Net earnings from continuing
     operations                        41.6       16.0       60.3       39.3
    Net loss from discontinued
     operations                        (0.1)     (17.3)      (0.5)     (18.3)
    Net earnings (loss)                41.5       (1.3)      59.8       21.0

    Per share information(2)
    Basic
    Weighted average number of
     shares                            42.0       42.0       42.0       41.9
    Net earnings from continuing
     operations                    $   0.99   $   0.38   $   1.44   $   0.94
    Net loss from discontinued
     operations                           -      (0.41)     (0.01)     (0.44)
    Net earnings (loss)                0.99      (0.03)      1.43       0.50

    Diluted
    Weighted average number of
     shares                            46.1       46.0       46.1       45.9
    Net earnings from continuing
     operations                    $   0.91   $   0.35   $   1.31   $   0.86
    Net loss from discontinued
     operations                           -      (0.38)     (0.01)     (0.40)
    Net earnings (loss)                0.91      (0.03)      1.30       0.46
    -------------------------------------------------------------------------
    (1) Comparative figures have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions.
    (2) Comparative share information has been adjusted to reflect the April
        2005 2-for-1 stock split.

    Highlights

    -  Revenue increased $32.7 million or 13.6% compared to the second quarter of last year, excluding foreign exchange ("FX").

    -  Excluding FX, revenue in all operating segments increased from the second quarter of last year.

    -  Excluding FX, segment EBITDAR increased in Global Operations by 22.4%
       from the second quarter of last year.

    -  Operating income for the second quarter was $53.6 million, an increase of $24.2 million (excluding FX of $2.7 million) from the same period last year. This increase was primarily the result of a pre-tax gain of
       $21.8 million on the sale of the Company's remaining interest in
       Canadian Helicopters Limited ("CHL") and other long-term investments.

    -  Net earnings from continuing operations for the second quarter were
       $41.6 million ($0.91 per share, diluted), an increase of $25.6 million from the second quarter of last year. A comparison of second quarter and year-to-date earnings from continuing operations should consider the following after-tax costs, gains and other significant variances
       (in millions, except per share amounts):

       a) After-tax costs and gains

                                   Three Months Ended     Six Months Ended
                                   ------------------------------------------
                                   October    October    October    October
                                   31, 2005   31, 2004   31, 2005   31, 2004
                                   ------------------------------------------
    Restructuring and debt
     settlement costs              $   (3.7)  $   (2.8)  $   (6.3)  $   (4.2)
    Tax liability/ asset adjustments    5.8       (4.2)       5.8       (4.2)
    Gain on sale of CHL and other
     long-term investments             17.5          -       17.5          -
                                   ------------------------------------------
    Total after-tax                $   19.6   $   (7.0)  $   17.0   $   (8.4)
                                   ------------------------------------------
                                   ------------------------------------------
    Diluted net earnings per
     share impact                  $   0.43   $  (0.15)  $   0.37   $  (0.18)
                                   ------------------------------------------
                                   ------------------------------------------

       b) Other significant variances (after-tax)

           -  general and administration cost reductions of approximately
              $1.5 million or $0.03 per share, diluted, and $2.7 million or
              $0.06 per share, diluted, for the three and six months ended
              October 31, 2005 respectively, as a result of the Company's current restructuring initiatives;

           -  interest expense increases of approximately $2.6 million or
              $0.06 per share, diluted, and $4.6 million or $0.10 per share, diluted, for the three and six months ended October 31, 2005 respectively, primarily as a result of higher debt levels
              related to investments in aircraft deposits, aircraft purchases and other capital assets to support growth; and

           -  effective average income tax rate increases of 2.9%, which equates to additional income tax expense of $0.5 million or
              $0.01 per share, diluted, and $1.1 million or $0.02 per share, diluted, for the three and six months ended October 31, 2005 respectively.

    -  During the second quarter the Company declared an annual dividend of
       $0.40 per share, an increase from $0.30 per share declared in the prior fiscal year.

    -  Subsequent to the second quarter end the Company announced:

           -  a five year contract from the United Kingdom Maritime and
              Coastguard Agency (MCA) for the provision of commercial search and rescue helicopter services from four bases in the U.K.
              commencing July 1, 2007. The contract requires the deployment of four Sikorsky S-92s and three Agusta Bell AB139s and is valued at approximately $215 million over the five year period;

           -  a five-year $40.0 million contract renewal by ConocoPhillips
              (U.K.) Limited for the provision of a dedicated Sikorsky S76C, plus additional flight hours, in support of ConocoPhillips'
              Southern North Sea operations;

           -  a new $6.1 million contract award from Tullow Oil for the provision of a dedicated Sikorsky S76A+ aircraft to support development activity in the Southern North Sea; and

           -  it has exercised its option to acquire a significant equity position in Brazilian Helicopter Services ("BHS"). The
              acquisition is subject to several terms and conditions and is expected to close by March 12, 2006.

    For a complete overview of results, including Management's Discussion and
Analysis, and Unaudited Consolidated Interim Financial Statements and Notes
thereto, please visit the CHC website at
http://www.chc.ca/investor_financialreports.php

    Investor Conference Call

    The Company's second quarter conference call and webcast will take place
Wednesday, December 14, 2005 at 10:30 a.m. EST. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll free
1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917, or 877-289-8525 and enter passcode
"21165688 followed by the number sign".
    The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through CNW Group at
www.cnxmarketlink.com.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

    If you wish to be removed or included on the Company's distribution list, please contact communications(at)chc.ca.

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    This document may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the
    United States Private Securities Litigation Reform Act of 1995. While
    these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and
    Exchange Commission and in the Company's Annual Information Form filed with Canadian security regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein, namely should one or more of these risks or uncertainties materialize, or should underlying factors assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable security laws.
    -------------------------------------------------------------------------

    >>
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: please contact: Jo Mark Zurel, Senior
Vice-President & Chief Financial Officer, (604) 279-2494; Rick Davis,
Vice-President, Financial Reporting, (604) 279-2471; Chris Flanagan, Director
of Communications, (604) 279-2493;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 16:30e 13-DEC-05